[Letterhead of the Province of Ontario]
May 12, 2010
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Michael Coco
Province of Ontario
Registration Statement under Schedule B of the Securities Act of 1933
Dear Mr. Coco:
          The Province of Ontario (the “Province”) respectfully requests that the Securities and Exchange Commission take such action as is necessary to accelerate the effective date of the Province’s Registration Statement under Schedule B (File No. 333-165529) of the Securities Act of 1933, as amended (the “Securities Act”) to 12:00 p.m., May 13, 2010, or as soon as practicable thereafter. This request confirms that the Province is aware of its responsibilities under the Securities Act as they relate to the proposed offering of the Province’s securities.
          Please notify Jonathan Handyside of Shearman & Sterling LLP, the Province’s United States counsel, at 416-360-2955, of the effectiveness of the Registration Statement.

Very truly yours, PROVINCE OF ONTARIO
By:	/s/ Irene Stich
	Name:	Irene Stich
	Title:	Director Capital Markets Operations Capital Markets Division Ontario Financing Authority